Mail Stop 4561

August 20, 2008

Ms. Debra A. Hess
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

  RE: **Newcastle Investment Corp.**
    Form 10-K for the period ended December 31, 2007
    Filed February 29, 2008
    File No. 1-31458

Dear Ms. Hess:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 6. Selected Financial Data, page 36

1. We note your disclosure on pages 37 and 65 regarding Funds from Operations ("FFO"). In future filings please disclose whether you calculate FFO in accordance with the standards established by NAREIT. If not, please use a term other than FFO to describe your calculation and disclose how your calculation differs from the NAREIT definition.

Notes to Consolidated Financial Statements

Note 4 – Real Estate Securities, page 97

2. We note that you had $430 million of unrealized losses recorded as of December 31, 2007 related to your real estate securities. We also note that these unrealized losses increased in 2008 to $620 million as of June 30, 2008 and that the securities related to $580 million of these losses have been in an unrealized loss position for more than twelve months. You disclose that these unrealized losses are primarily the result of market factors, rather than credit impairment, and that you have performed credit analyses in relation to such securities which support your belief that the carrying values of such securities are fully recoverable over their expected holding period. However, based on the factors described in SAB 5M, it appears that these remaining unrealized losses may be other-than-temporary. Please specifically tell us how you considered the length of the time and the extent to which the market value of these securities has been less than cost when you determined that these losses should not be realized. Furthermore, we note that in the first quarter of 2008 you sold over $1 billion of securities in order to increase your liquidity. In light of these sales, the continuing market decline, and your liquidity and capital needs, please tell us how you determined that you have the ability and intent to hold these securities until maturity.

Note 5 – Real Estate Related Loans, Residential Loans and Subprime Mortgage Loans, page 100

3. We note that substantially all of your loans receivable are classified as held for investment. We also note that you determined that a whole loan and a corporate loan were held for sale at December 31, 2007. Please tell us how you determined that only these two loans should be reclassified as held for sale. Furthermore, please tell us how you determined that you have the intent and ability to hold the remaining loans receivable for the foreseeable future or until maturity. Please tell us how you considered your current financial condition and liquidity demands, your current business plan, the current economic environment and related market conditions, and your past practices when determining whether or not you have the intent and ability to hold these loans for the foreseeable future or until maturity. For reference, please see SFAS 65 and SOP 01-6.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Staff Accountant